

RECEIVED

2010 MAY 24 A 10:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 May 2010

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.



**Attention: Mr. Elliot Staffin**



**Re: ~~Viralytics~~ Limited**
**12g3-2(b) Information**
**File No. 82-34945**

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia





**ASX and Media Release**

# US FDA meeting date set for review of international Phase II melanoma trial

---

**13th[th] May 2010, Sydney**: Viralytics Limited (ASX: VLA, VLAO OTC: VRACY):

The US Food and Drug Administration (FDA) has confirmed a specialist panel will meet with Viralytics on the 22nd June for a Pre-Investigational New Drug (IND) meeting.

At the pre-IND meeting, the FDA will review a dossier that summarises Viralytics proposed Phase II clinical trial and its supporting data in the form of non-clinical testing *in vitro* (cells) and *in vivo* (animals) studies, the manufacturing and process controls that will be used to produce the clinical batch of CAVATAK™ and the Phase I clinical data accumulated to date.

Viralytics' managing director Mr Bryan Dulhunty said "Following the pre-IND meeting, and providing any additional information or data requested by the FDA at the pre-IND meeting, Viralytics plans to complete and lodge an IND application to conduct its international Phase II melanoma study centred in the USA. The IND application once lodged is deemed authorised with 30 days of the application if the FDA raises no further comments or questions.

An authorised IND is required to conduct clinical trials in the USA".

Viralytics has chosen the FDA as the regulatory authority to review the Company's development program as the FDA regulatory authority is arguably the most capable and influential regulatory agency in the world.

"We believe a green light for proceeding from the FDA will highlight our technology and our trials and provide the best step forward to commercialisation" said Mr Dulhunty.

Mr Dulhunty added that "in a recent report prepared by PricewaterhouseCoopers only 4 Australian companies were listed as having currently authorised INDs underway for either Phase II or Phase III cancer trials. Obtaining an IND will put Viralytics is a select class of Australian companies".

Enquiries
Viralytics Ltd
Bryan Dulhunty
Managing Director

T: 02 9988 4000
M: 0433 217 876
E: bryan.dulhunty@viralytics.com
Website: www.viralytics.com


VIRALYTICS LTD
ONCOLYTIC VIRUSES

About Viralytics Ltd

Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Level 2 Suite 1B,
55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
ABN 12 010 657 351

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| Viralytics Limited |
|---|

ABN

| ABN 12 010 657 351 |
|---|



We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully paid ordinary shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1,000,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $0.03 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 7 May 2010 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 428,401,850 | Ordinary shares fully paid |
| 78,572,261 | Listed Options (expiring 29 June 2010, exercise price $0.03) |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 12,950,000 | Unlisted Options |
| | | 20,000 | Unlisted employee share scheme options |
| | | 1 | Convertible Note (Original value US$1.5M, US$1.25M drawn down and US$1,053,729 converted. Balance of Convertible Note drawn down is US$196,271.) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | N/A |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | N/A |
| 12 | Is the issue renounceable or non-renounceable? | N/A |
| 13 | Ratio in which the +securities will be offered | N/A. |
| 14 | +Class of +securities to which the offer relates | N/A |
| 15 | +Record date to determine entitlements | N/A |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | N/A |
| 17 | Policy for deciding entitlements in relation to fractions | N/A |

| | | |
|---|---|---|
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | N/A |
| 19 | Closing date for receipt of acceptances or renunciations | N/A |
| 20 | Names of any underwriters | N/A |
| 21 | Amount of any underwriting fee or commission | N/A |
| 22 | Names of any brokers to the issue | N/A |
| 23 | Fee or commission payable to the broker to the issue | N/A |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | N/A |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | N/A. |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | N/A |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | N/A |
| 28 | Date rights trading will begin (if applicable) | N/A |
| 29 | Date rights trading will end (if applicable) | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 30 | How do +security holders sell their entitlements *in full* through a broker? | N/A |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | N/A |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | N/A |
| 33 | +Despatch date | N/A |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | N/A |
| 39 | Class of +securities for which quotation is sought | N/A |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | N/A |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: 11 May 2010
(Managing Director, CEO)

Print name: Bryan Dulhunty

== == == == ==

VIRALYTICS LTD
ONCOLYTIC VIRUSES



**ASX and Media Release**

# Viralytics presents to US Biotech Business Conference

**6th May 2010, Sydney**: Australian cancer research company Viralytics (ASX: VLA) has presented its oncolytic virotherapy program at the worlds largest biotechnology partnering conference, BIO 2010, in Chicago, USA.

The company was pleased to be selected to showcase its technology and product development of CAVATAK™ at this annual event that brings together biotechnology and pharmaceutical companies from around the world.

The presentation delivered by the Company's Managing Director, Bryan Dulhunty, is attached to this release.

**Enquiries**
Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

**About Viralytics Ltd:** Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

VIRALYTICS

OTC: VRACY ASX: VLA

# Oncolytic Virotherapy

USA - Bio International Convention
Chicago

Bryan Dulhunty
Managing Director

www.viralytics.com

# Presentation Topics



- WHAT IS ONCOLYTIC VIROTHERAPY
- ONCOLYTIC VIROTHERAPY'S CLINCIAL AND COMMERCIAL OUTLOOK
- VIRALYTICS  ROLE IN THIS FUTURE




VIRALYTICS
ONCOLYTIC VIRUSES

# Oncolytic Virotherapy



## What is Oncolytic Virotherapy?

Oncolytic Virotherapy is the treatment of cancer by infecting cancer cells with virus that results in the destruction of those cancer cells

## Why use Oncolytic Virotherapy as a treatment

- Potential to be very well tolerated by patients with a therapeutic index in some cases up to 100,000 times better than existing treatments
- Potential capacity to offer therapy to patients resistant to existing treatments




Vaccinia virus
Herpesvirus
Adenovirus
Reovirus
Coxsackievirus
25nm

# Virotherapy - Clinical Development



**3 Phase III trials announced**

- Rapid progress being made to the first Western world's commercial product.

**Why is the clinical development now occurring so rapidly?**

- Established Safety profile in a range of viruses.
- Quality Phase II data in a range of viruses.
- Substantial funding now flowing to the development of Oncolytic viruses as a result of the developing safety profile and positive clinical trial data.



# Virotherapy Funding



- **Substantial money** is now moving into the industry

In a tough global climate a private US based Oncolytic Virotherapy company raised US $70m to conduct Phase III trials.



20 EU


This was the third largest amount raised from VC companies by any biotech in 2009

- **Market value** of Oncolytic Virotherapy companies is increasing





VIRALYTICS
ONCOLYTIC VIRUSES

# Viralytics Technology



**Viralytics Oncolytic viruses**

- **CAVATAK™** - naturally occurring, genetically unaltered Coxsackievirus A21 (CAVATAK™) targeting the ICAM -1 receptor dominant on metastatic cancer
- **EVATAK™** - naturally occurring, genetically unaltered echovirus type 1 targeting integrin $\alpha2\beta1$



*3D image of Coxsackievirus A21 (CAVATAK™)*

# Viralytics Clinical Development

- **Phase II IND application** process underway for lead product CAVATAK™

- **Phase I trial program** focused on solid tumours – Breast, Prostate, Melanoma and Head and Neck cancer using both Intratumoral and Intravenous routes of administration

- **International Research Collaboration**
  - glioblastomas


release of new virus
virus docks with cell
cell lysis
viral RNA
viral polysome
viral proteins
aggregation of new virus
new viral RNA
replication complex
capsid assembly
new vesicles
rkm.com.au

# Viralytics Company Overview



• **Headquartered** in Sydney, Australia

• **Staffing** full time 12 employees/contractors

•**US centric operations**

- 2 US based commercial directors
- US based GMP CAVATAK manufacture
- IND application being lodged to permit US based Phase II trial



*The research facilities leased by Viralytics at the University of Newcastle.*

• **Listed** on the Australia Securities Exchange (VLA) and is quoted on the OTC market (VRACY). 12 month average daily share volume 9m

• **Market Capitalization:** 2 March 2010 - Euro $13.2m, US$ 18.5

• **Funding** = access to 2 years of funding




VIRALYTICS
ONCOLYTIC VIRUSES

# Phase I Melanoma Trials Results
# - Reason to progress to Phase II trial



## Significant Phase I trial results

| Injected Tumour Response | Trial X01/X02 (n=5) | Trial X-03 (n=9) | % Patients |
|---|---|---|---|
| Reduction | 2[a] | 3[b] | 35.7 |
| Stable | 1[c] | 2[c] | 21.4 |
| Progressive | 2[d] | 4[d] | 42.9 |
| Reduction + Stable | | | 57.1% |

a) Reduction=decrease in longest diameter ≥20% (calipers) or visual tumour flattening
b) Reduction= transient decrease in volume ≥25% (ultrasound)
c) Stable= decrease in tumour volume of <25% or <20% increase in tumour volume (ultrasound)
d) Progressive= increase in tumour volume of >20% (ultrasound)





VIRALYTICS
ONCOLYTIC VIRUSES

# Reasons to invest in Virotherapy

- **Value Investing**
  *Clinical development*: One trial away from the Western World's first Oncolytic virotherapy commercial product.
  *Funding*: Substantial money is starting to flow into the field



- **Emerging evidence of synergies** with existing Cancer Therapies.



- **Limited investment opportunities** due to limited number of potential viruses that can be developed

- **Limited investment opportunities as there are only two listed companies**

- **Growth in market/Unmet Product Need**




VIRALYTICS
ONCOLYTIC VIRUSES

# Reasons to invest in Viralytics



- **Scientific Credibility**

  Professor Shafren has a history of publication in respected international journals.

  Peer review example - **Lancer Oncology Journal 2004** – quote from Professor John Bell a respected Oncolytic Virotherapy expert said, when discussing the Coxsackievirus A21 and a pre-clinical publication by Professor Shafren.

***"This is probably the lowest dose of virus administered that has had therapeutic benefit in an animal model that I have seen published"***

Intravenous saline



Intravenous CAVATAK



# Reasons to invest in Viralytics



- **Clinical Credibility**

  **Phase II trial – US clinical development path.** An IND application is currently being prepared. The proposed trial is a randomized controlled Phase II trial in late stage melanoma patients.

  **Phase I trials complete-** Phase I late stage melanoma patient data comparable to early stage data generated by companies now in Phase III trials.

  **Phase I trials underway** in other indications at 6 hospital sites in Australia expected to be completed this year



# Reasons to invest in Viralytics



- **Commercial Credibility**

**The Team**



**Board** - Highly experienced and qualified Board of 4 with specialties in international financing, large pharmaceutical marketing, and clinical research

**SAB** – Internationally renown members on the SAB

**Management** - Lean management team, focused on delivery of a commercially directed clinical program.




VIRALYTICS
ONCOLYTIC VIRUSES

# Milestones for the Year Ahead

**IND – Phase II Trial**

- Pre-IND Meeting
- IND Application
- Phase II Efficacy Study commenced

**Phase I Trials to complete**

- Head and Neck cancer trial
- Melanoma, Breast and Prostate cancer trial
- New Phase I trials in other cancer indications

**Development of Pre-clinical Brain Cancer Study**

**Licensing**

- Develop opportunities based on growth of Virotherapy and Viralytics




VIRALYTICS
ONCOLYTIC VIRUSES

# Viralytics Commercialization and funding path





- **License product at end of Phase II trials**
  - to a 3rd party with capacity to rapidly conduct Phase III cancer trials and allow access to a world wide cancer product distribution chain

  - Immediately enter into discussions with potential partners to ensure that we will deliver what our customer will want at the end of a Phase II trial and not what WE think they may want.

- **Investors**
  - We are actively looking to add 2 substantial biotech investors to our share register. We are considering investments of up to Euro $2.2m or $US 3m





# Conclusion



- **3 Phase III virotherapy trials announced** – one trial away from first commercial product
- **Limited ability to invest in the field of Virotherapy**
- **Risk/Reward**



  Market value of Oncolytic Virotherapy companies is increasing

  There are 2 listed companies focusing on Virotherapy

  Viralytics preparing lodgment of IND for Phase II trials - market cap **Euro $13.4m or $ $US18.5m**

  One Nasdaq listed Company starting Phase III trials – market cap of **Euro $120m or $US162m**






VIRALYTICS
ONCOLYTIC VIRUSES

# Viralytics Ltd



## Contact Us

**Mr. Bryan Dulhunty**
Managing Director & CEO

**Viralytics Limited**
1b Level 2, 55 Grandview Street
Pymble NSW 2073
Australia

**Phone:** +61 2 9988 4000
**Fax:** +61 2 9988 0999

**Email:** bryan.dulhunty@viralytics.com
**Web:** www.viralytics.com




VIRALYTICS
ONCOLYTIC VIRUSES

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*



# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully paid ordinary shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 307,800 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares |

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $0.03 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 23 April 2010 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 427,401,850 | Ordinary shares fully paid |
| | | 79,575,261 | Listed Options (expiring 29 June 2010, exercise price $0.03) |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 12,950,000 | Unlisted Options |
| | | 20,000 | Unlisted employee share scheme options |
| | | 1 | Convertible Note (Original value US$1.5M, US$1.5M drawn down and US$1,053,729 converted. Balance of Convertible Note drawn down is US$446,271.) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | N/A |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | N/A |
| 12 | Is the issue renounceable or non-renounceable? | N/A |
| 13 | Ratio in which the +securities will be offered | N/A. |
| 14 | +Class of +securities to which the offer relates | N/A |
| 15 | +Record date to determine entitlements | N/A |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | N/A |
| 17 | Policy for deciding entitlements in relation to fractions | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | N/A |
| 19 | Closing date for receipt of acceptances or renunciations | N/A |
| 20 | Names of any underwriters | N/A |
| 21 | Amount of any underwriting fee or commission | N/A |
| 22 | Names of any brokers to the issue | N/A |
| 23 | Fee or commission payable to the broker to the issue | N/A |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | N/A |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | N/A. |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | N/A |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | N/A |
| 28 | Date rights trading will begin (if applicable) | N/A |
| 29 | Date rights trading will end (if applicable) | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 30 | How do +security holders sell their entitlements *in full* through a broker? | N/A |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | N/A |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | N/A |
| 33 | +Despatch date | N/A |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | N/A |
| 39 | Class of +securities for which quotation is sought | N/A |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | N/A |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | |

+ See chapter 19 for defined terms.

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: 23 April 2010
(Company Secretary)

Print name: Sarah Prince

== == == == ==

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| Viralytics Limited |
|---|

ABN

| ABN 12 010 657 351 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | 1. Fully paid ordinary shares<br>2. Fully paid ordinary shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1. 6,967,855<br>2. 1,000,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | 1. Fully paid ordinary shares<br>2. Fully paid ordinary shares |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | 1. Yes<br>2. Yes |
| 5 | Issue price or consideration | 1. $0.03 per share<br>2. $0.03 per share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | 1. Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010.<br><br>2. Issued on exercise of Listed Options with exercise price of $0.03 expiring 29 June 2010. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 1. 13 April 2010<br>2. 14 April 2010 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 427,094,050 | Ordinary shares fully paid |
| | | 79,880,061 | Listed Options (expiring 29 June 2010, exercise price $0.03) |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 12,950,000<br><br>20,000<br><br>1 | Unlisted Options<br><br>Unlisted employee share scheme options<br><br>Convertible Note (Original value US$1.5M, US$1.25M drawn down and US$1,053,729 converted. Balance of Convertible Note drawn down is US$196,271.) |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | N/A |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | N/A |
| 12 | Is the issue renounceable or non-renounceable? | N/A |
| 13 | Ratio in which the +securities will be offered | N/A. |
| 14 | +Class of +securities to which the offer relates | N/A |
| 15 | +Record date to determine entitlements | N/A |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | N/A |
| 17 | Policy for deciding entitlements in relation to fractions | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | N/A |
| 19 | Closing date for receipt of acceptances or renunciations | N/A |
| 20 | Names of any underwriters | N/A |
| 21 | Amount of any underwriting fee or commission | N/A |
| 22 | Names of any brokers to the issue | N/A |
| 23 | Fee or commission payable to the broker to the issue | N/A |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | N/A |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | N/A. |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | N/A |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | N/A |
| 28 | Date rights trading will begin (if applicable) | N/A |
| 29 | Date rights trading will end (if applicable) | N/A |

| | | |
|---|---|---|
| 30 | How do +security holders sell their entitlements *in full* through a broker? | N/A |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | N/A |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | N/A |
| 33 | +Despatch date | N/A |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | N/A |
| 39 | Class of +securities for which quotation is sought | N/A |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | N/A |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | N/A |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | N/A | |

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: 15 April 2010
(Company Secretary)

Print name: Sarah Prince

== == == == ==